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
(Check One):                               UNITED STATES                               SEC FILE
     |_|   Form 10-K              SECURITIES AND EXCHANGE COMMISSION                    NUMBER
     |_|   Form 20-F                     Washington, D.C. 20549                        001-31258
     |_|   Form 11-K
     |X|   Form 10-Q                         FORM 12b-25                                CUSIP
     |_|   Form N-SAR                                                                   NUMBER
     |_|   Form N-CSR                  NOTIFICATION OF LATE FILING


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                               For Period Ended: March 31, 2005
                               |_|   Transition Report on Form 10-K
                               |_|   Transition Report on Form 20-F
                               |_|   Transition Report on Form 11-K
                               |_|   Transition Report on Form 10-Q
                               |_|   Transition Report on Form N-SAR

                               For the Transition Period Ended:




  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




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                        PART I -- REGISTRANT INFORMATION



                        Anteon International Corporation
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                             Full Name of Registrant


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                            Former Name if Applicable

                         3211 Jermantown Road, Suite 700
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            Address of Principal Executive Office (Street and Number)

                                Fairfax, VA 22030
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                            City, State and Zip Code

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                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
--------------------------------------------------------------------------------
Shortly before the filing deadline for the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2005, the Registrant became aware of certain generalized allegations made by an exiting employee relating to revenue accruals during the third and fourth quarters of 2004 at one of the Registrant's business units. In accordance with its internal procedures, Registrant immediately notified Registrant's Audit Committee of these allegations. The Audit Committee has engaged outside advisors to review matters related to these allegations.

Because these allegations were raised very shortly before the filing deadline for the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2005, the work related to these matters could not be completed. However, based upon the inquiry to date, the Registrant has not identified information that would result in a material change in the previously announced financial results for the quarter and year ended December 31, 2004 and the quarter ended March 31, 2005. Assuming there are no new developments on this matter and the Audit Committee completes its review, the Registrant currently believes that the Quarterly Report on Form 10-Q for the period ended March 31, 2005 will be filed within the extension period provided by Rule 12b-25(b).

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                          PART IV-- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

           Curtis L. Schehr,
         Senior Vice President,
      General Counsel & Secretary          703                  246-0200
----------------------------------       -------             ---------------
            (Name)                     (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|


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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |_| No |X|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        Anteon International Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date  May 11, 2005                            By: /s/ Curtis L. Schehr
                                              ----------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION


Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
                        Violations (See 18 U.S.C. 1001).



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers : This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).